MAIL STOP 3561

May 9, 2006

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

RE: Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 24, 2006
Form 10-K for the period ending December 31, 2005
File No. 0-51553

Dear Mr. Nordlicht:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reserve Report as of December 31, 2005

1. Please provide the justification for the classification and volume of proved undeveloped reserves for the Milo #10, Milo #16 and TGU 9-16 wells from the 2nd Wilcox zone in the Tomball field.

2. Please provide the decline curve for the Ballard GRBG SA UT. Include the past production over time with the future production projection on the same graph. We note the reserves include the summation of 49 wells. Tell us if the operator completed all the wells in the same reservoir and if all 49 wells are active producers. Tell us if you evaluated all wells individually or as a composite group of wells and the reasons. Tell us when the wells were drilled and provide the history of remedial or workover activity. Tell us the percent water cut. Provide us with individual well decline curves if available as well as any evaluation based on cumulative oil produced versus water-oil ratio and cumulative oil versus oil rate. We may have further comments.

3. We note that the wells in the Ballard Unit appear to average approximately 2 barrels of oil per day. Please provide us with the technical support for reasonable certainty that the 40 PUD locations will produce the 1 million barrels of gross reserves booked as proved. Also provide information on the most recently drilled wells on this property that justifies the assigning of an average initial rate of over 12 barrels of oil per day per well.

4. We note the proved undeveloped reserves attributed to approximately 54 locations in the USM field in Pecos County, Texas that appear to be operated by Arrowhead Operating, Inc. Please provide the verification that Arrowhead plans to drill these wells in the time frame you estimate and reconcile for us that why you are not the operator in spite of the fact that you have 100% working interest.

5. We note the attribution of 1.3 million barrels of gross oil and 2.6 BCF of gross gas reserves from 54 locations in the USM field in Pecos, Texas. Please provide us the technical reasons these volumes of reserves meet the definition of proved reserves. We note the active wells on these properties appear to produce less than 1 barrel of oil per day. Please provide information on the most recent drilling on these properties that justifies assigning an initial rate of about 12 barrels per day per well for these 54 PUD locations as proved.

6. We note the PDP reserve estimate for the IRA Zone Unit of 549 MBO gross reserves for 240 producing wells. However, we note you forecast the wells to produce on average less than 1 BOPD in 2006 and then decline from there. Please explain why wells with such low productivity are reasonably certain to produce economically for approximately another 18 years. Please provide individual well performance graph over time with your forecasted future production annotated on each graph.

7. We note the attribution of 2 million barrels of gross oil reserves from 80 PUD locations in the IRA Unit of the Sharon Ridge field in Scurry, Texas. Please provide us the technical reasons these volumes of reserves meet the definition of proved reserves. We note this property has over 100 wells shut-in and the active wells produce less than one barrel of oil per day. In addition, please provide information on the most recent drilling results on this property that justifies assigning an initial rate of over 10 BOPD per well for 80 wells as proved.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
        973-643-6500